19010813

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM DD YY) AND ENDING 12/31/18 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No and Street)

Zurich (City) Switzerland (State) 8002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg 01141 44 487 86 41
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9 (Address) Basel (City) Switzerland (State) 4002 (Zip Code)

SEC Mail Processing
MAR 11 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zurich as person with the right to sign jointly by two for the

Vontobel Securities AG, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

This legalization refers only to the authentication of the signature and not to the contents or validity of the document.

Zürich, 7th March 2019
BK no. 50803/el
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT)

M. Müller-Smit, Notary Public

Report of Independent Registered Public Accounting Firm

with financial statements and supplemental information as of December 31, 2018 of

Vontobel Securities Ltd, Zurich

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P O Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors and Shareholders of

Vontobel Securities Ltd, Zurich

Report of the Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2018, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd

Ira S. Fitlin
Certified Public Accountant (United States)
(Auditor in charge)

Rafael Bussmann
Certified Public Accountant (Switzerland)

We have served as the Company's auditor since 2012.

Basle, Switzerland

February 28, 2019

Enclosures

- Financial statements (statement of financial condition and related statements of operations, changes in shareholder's equity and cash flows and related notes)
- Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II: Statement regarding Rule 15c3-3

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2018
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2018 CHF	2018 USD
ASSETS		
Cash and cash equivalents	5'423'620	5'501'745
Prepaid expenses	32'925	33'399
Accounts receivable	58'569	59'413
Total ASSETS	5'515'114	5'594'557
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	889'854	902'672
Other liabilities	655	664
Total LIABILITIES	890'509	903'336
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	2'028'809
issued		
Outstanding		
authorised		
Additional paid-in capital	7'000'000	7'100'832
Accumulated loss	(4'375'395)	(4'438'420)
Total SHAREHOLDER'S EQUITY	4'624'605	4'691'221
Total LIABILITIES AND SHAREHOLDER'S EQUITY	5'515'114	5'594'557

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2018	2018
	CHF	USD
REVENUES		
Commissions	6'473'292	6'566'537
Interest Income	45	46
Trading result, net	(1'743)	(1'768)
Other revenue	90'309	91'610
Total REVENUES	6'561'903	6'656'425
EXPENSES		
Employee compensation and benefits	2'508'556	2'544'691
Communications and IT costs	562'358	570'459
Occupancy and equipment costs	106'984	108'525
Interest expenses	42'274	42'883
Data processing costs	2'456'518	2'491'903
Travel and representation expenses	294'802	299'048
Other expenses	658'821	668'311
Total EXPENSES	6'630'313	6'725'820
Profit (Loss) before taxation	(68'410)	(69'395)
Income Taxes	0	0
Net Profit (Loss)	(68'410)	(69'395)
Other Comprehensive Income		
Total Other Comprehensive Income	0	0
Comprehensive Income (Loss)	**(68'410)**	**(69'395)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2018	4'693'015	7'000'000	2'000'000	(4'306'985)
Net profit (Loss)	(68'410)			(68'410)
Ending balance December 31, 2018	4'624'605	7'000'000	2'000'000	(4'375'395)
	USD	USD	USD	USD
Beginning balance January 1, 2018	4'815'818	7'183'171	2'052'335	(4'419'688)
Impact of exchanges rate movements on opening balances	(55'202)	(82'339)	(23'526)	50'663
Net profit (Loss)	(69'395)			(69'395)
Ending balance December 31, 2018	4'691'221	7'100'832	2'028'809	(4'438'420)

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2018
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2018	2018
	CHF	USD
Cash flows from operating activities		
Net profit (Loss)	(68'410)	(69'395)
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(5'233)	(5'308)
Increase in account receivable	(43'216)	(43'838)
Decrease in accrued expenses	(83'579)	(84'783)
Decrease in accrued taxes	(2'330)	(2'364)
Increase in other liabilities	655	664
Net cash provided by (used for) operating activities	(202'113)	(205'024)
Effect of exchange rate changes on cash	0	(66'174)
Increase of cash and cash equivalents	(202'113)	(205'024)
Cash and cash equivalents at beginning of year	5'625'733	5'772'943
Cash and cash equivalents at end of year	5'423'620	5'501'745
Additional cash flow information		
Cash paid during the year for:		
Income taxes	0	0
Interest payments	42'274	42'883

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding or the Parent); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company, which was liquidated as of December 2002, has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, whereby the Bank executes transactions and provides related clearing, custodial and administrative services. Bank Vontobel Ltd renders various services including management support & controlling, corporate identity and project tasks. Vontobel Asset Management Inc. New York, provides office spaces and administration services to the New York branch of the Company. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents. Vontobel Securities Limited is a broker / dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2018 of CHF 0.9858 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at this rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Commissions are recorded on a trade date basis.

Recent accounting pronouncements

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted the standard as of January 1, 2018. There is no effect on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard outlines a comprehensive lease accounting model that supersedes the current lease guidance and requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms greater than 12 months. The guidance also changes the definition of a lease and expands the disclosure requirements of lease arrangements. Vontobel Securities Ltd. adopted this ASU on January 1, 2019. The Company's management analyzed its leasing agreements and concluded that all existing leasing contracts are falling under the short term policy exception. Hence the new ASU will not have a material impact on the leasing accounting and the corresponding disclosures in the financial statements of Vontobel Securities Ltd.

Note 2 – Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The following taxes (capital taxes) are recognized within other expenses:

	2018	2018
	CHF	USD
Swiss taxes	7'918	8'032
US taxes	55	56
Total	7'973	8'088

Note 3 – expiry date of losses carried forward and net deferred tax assets

	2018 CHF	2018 USD
Swiss losses carried forward		
Loss fiscal year 2012 (expires 2019)	(2'946'566)	(2'989'010)
Loss fiscal year 2013 (expires 2020)	(422'768)	(428'858)
Loss fiscal year 2016 (expires 2023)	(160'868)	(163'185)
Loss fiscal year 2018 (expires 2025)	(68'410)	(69'395)
Total Swiss operation losses carried forward	**(3'598'612)**	**(3'650'448)**
US losses carried forward		
Loss fiscal year 2006 (expires 2026)	(65'904)	(66'853)
Loss fiscal year 2007 (expires 2027)	(740'324)	(750'988)
Loss fiscal year 2008 (expires 2028)	(1'024'378)	(1'039'134)
Loss fiscal year 2009 (expires 2029)	(1'100'064)	(1'115'910)
Loss fiscal year 2010 (expires 2030)	(1'563'769)	(1'586'294)
Loss fiscal year 2011 (expires 2031)	(1'925'295)	(1'953'028)
Loss fiscal year 2012 (expires 2032)	(2'309'361)	(2'342'626)
Loss fiscal year 2013 (expires 2033)	(2'105'628)	(2'135'959)
Loss fiscal year 2014 (expires 2034)	(882'140)	(894'847)
Loss fiscal year 2015 (expires 2035)	(1'259'671)	(1'277'816)
Loss fiscal year 2016 (expires 2036)	(1'393'627)	(1'413'702)
Loss fiscal year 2017 (expires 2037)	(1'083'477)	(1'099'084)
Loss fiscal year 2018 (expires 2038)	(1'043'360)	(1'058'389)
Total US operating losses carried forward	**(16'496'998)**	**(16'734'630)**

	2018 CHF	2018 USD
Gross deferred tax assets Swiss	761'034	771'996
Valuation allowance Swiss	(761'034)	(771'996)
Gross deferred tax assets US	4'124'250	4'183'658
Valuation allowance US	(4'124'250)	(4'183'658)
Net deferred tax assets	**0**	**0**

The Company recognizes deferred tax assets related to tax losses that can be carried forward to be utilized against profits in future years. Net deferred tax assets after valuation allowance of CHF 0 (USD 0) as of 31 December 2018 are recognized. The full valuation allowance of the Company is the result of its historical cumulative loss position.
In general, Swiss tax losses can be carried forward for seven years. According to new US regime all losses carried forward before January 1, 2018 can be forwarded for twenty years; all net operational losses after this date can be carried forward indefinitely but only 80% of the taxpayer's taxable income could be consumed.

Note 4 – Commitments

No material lease commitments to third parties exist at December 31, 2018. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company is involved in significant business transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018.

ASSETS	CHF	USD
Cash and cash equivalents	2'436'004	2'471'093
Prepaid expenses	4'553	4'619
Total assets	2'440'557	2'475'712

LIABILITIES	CHF	USD
Accrued expenses	251'247	254'866
Total liabilities	251'247	254'866

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed for the Company under the terms of various agreements..

The following table sets forth the Company's related party expenses for the year ended December 31, 2018.

	2018 CHF	2018 USD
Interest expenses	20'712	21'010
Data processing costs	2'456'226	2'491'607
Occupancy and equipment costs	106'984	108'525
Communications and IT costs	445'130	451'542
Other expenses	466'581	473'302
Employee compensation and benefits	28'148	28'553
	3'523'781	3'574'539

The Company earned CHF 1'167'231 (USD 1'184'044) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement.

The Company was paid CHF 76'502 (USD 77'604) from a 401k plan provider for an unvested plan contribution which is related to an employee who left the Company in 2017. In addition the Company earned CHF 13'361 (USD 13'553) in rental income for three parking lots from members of its key management.

Company cash accounts in the amount of CHF 2'436'004 (USD 2'471'094) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

Note 6 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6.67% of aggregated indebtedness (as defined) or USD 250'000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital (as defined) of USD 2'371'638 of which USD 2'121'638 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 0.38 to 1.

Note 7 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 8 – Cash and cash equivalents

As at December 31, 2018 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 9 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 501'418 (USD 508'641). The remainder includes accruals for audit, consulting and administrative expenses.

Note 10 – Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

Note 11 – Employee Benefits and post-employment benefits

For employees in Switzerland the Company participates in the pension plan of the sister company. The Company accounts for its participation in this single employer plan as a multiemployer plan. In 2018, the Company made the following contributions to the plan:

	2018	2018
	CHF	USD
Contribution	139'958	141'974

Additionally, the Company participates in a defined contribution pension plan for its employees located outside of Switzerland. Contributions are paid by the employer. During the year 2018 the Company made the following contributions to this plan:

	2018	2018
	CHF	USD
Contribution	46'111	46'775

The Company's expense related to the pension plan is included in employee compensation and benefits expense in the accompanying statement of operations.

Note 12 - Subsequent events

No events have occurred since the balance sheet date that affect the relevance of the information provided in the year 2018 financial statements and would therefore need to be disclosed.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

Net Capital	USD
Shareholder's equity	4'691'221
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(2'017'730)
Prepaid expenses	(33'399)
Accounts receivable	(59'413)
Net capital before haircuts	2'580'679
Less: haircuts on foreign currency assets	(209'041)
Net capital	2'371'638
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	902'672
Other liabilities	664
Total aggregate indebtedness	903'336
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	2'121'638
Net capital ratio	0.38 to 1

The Company has classified USD 2'017'730 of its cash balance at the affiliated Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2018.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2018

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) of that rule.

Vontobel Securities AG

Roger Studer ....
Chairman of the Board of Directors

Beat Dünki ....
Chief Executive Officer

Hanspeter Schiegg ....
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

as per December 31, 2018

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Basel, February 28, 2019

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vontobel Securities Ltd (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Ira S. Fitlin
Certified Public Accountant (United States)
(Auditor in charge)

Rafael Bussmann
Certified Public Accountant (Switzerland)

Vontobel

Vontobel Securities AG
Gotthardstrasse 43
CH-8022 Zurich
T +41 58 283 71 11
F +41 58 283 76 49
vontobel.com

Contact person

Hanspeter Schiegg
T +41 44 487 86 41
hanspeter.schiegg@vonsec.com

SUBJECT
Vontobel Securities Ltd. - Exemption Report

DATE CREATED
January 7th, 2019

FROM
Hanspeter Schiegg

TO
Ernst & Young Ltd.

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):

   (2) (i) "Special Account for the exclusive benefit of customers" maintained – for the months from January 2018 to December 2018;

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

We affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Zurich, January 7th, 2019

Beat Dünki
Chief Executive Officer

Hanspeter Schiegg
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

as per December 31, 2018

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P O Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Basle, February 28, 2019

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Vontobel Securities Ltd (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Vontobel Securities Ltd's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Ira S. Fitlin
Certified Public Accountant (United States)

Rafael Bussmann
Certified Public Accountant (Switzerland)